UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549


********************************************
                  In the Matter of
        Alliant Energy Corporation, et al.              CERTIFICATE
                                                        PURSUANT TO
                File No. 70-9323                         RULE 24

(Public Utility Holding Company Act of 1935)
********************************************

REPORT PERIOD
July 1, 2002 through December 31, 2002


     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself, Alliant Energy Resources, Inc. ("AER"), a wholly-owned subsidiary of AEC, Alliant Energy Investments, Inc. ("AEI"), a wholly-owned subsidiary of AER, and Heartland Properties, Inc. ("HPI"), a wholly-owned subsidiary of AEI, that during the period from July 1, 2002 through December 31, 2002 (the "Reporting Period"):



      1. The consolidated balance sheet and statement of income for HPI's Low Income Housing Tax Credit Business("LIHTC Business") as of the end of the Reporting Period were as set forth in Exhibit A.

      2. The amount of revenues and any form of compensation received by HPI during the Reporting Period from any and all LIHTC property interests, directly or indirectly, owned or controlled by HPI were $428,699.

      3. The name of each new partnership entered into during the Reporting Period is as follows:
                -  VFH, LLLP
                -  Yahara River Apartments Limited Partnership
                -  Van Allen, L.P.

         Copies of the corresponding partnership agreement for each partnership will be provided upon request.

      4. The amounts of investment made by HPI during the Reporting Period in the LIHTC properties and cumulative comparisons of the $125 million authorized in the SEC's order dated July 19, 2002 are as set forth under Exhibit B.

      5. The cumulative number of any and all LIHTC properties and any other investment position in any form of non-utility assets held by HPI at the end of the Reporting Period was 107.

       Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File No., 70-9323, and in accordance with the terms and conditions of the SEC's order dated August 13, 1999, permitting said Application-Declaration to become effective.



                              S I G N A T U R E S

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                        ALLIANT ENERGY CORPORATION
                        ALLIANT ENERGY RESOURCES, INC.
                        ALLIANT ENERGY INVESTMENTS, INC.



                      By:   /s/ Thomas L. Hanson
                          ------------------------
                          Name: Thomas L. Hanson
                          Title:    Vice President-Treasurer



                           HEARTLAND PROPERTIES, INC.



                      By:   /s/ Ruth A. Domack
                          ------------------------
                          Name:  Ruth A. Domack
                          Title:    President


                      DATED: February 13, 2003

Exhibit A
File No. 70-9323
(page 1 of 3)

                           Heartland Properties, Inc.
                           Consolidated Balance Sheet
                    Including Iowa and Minnesota Investments
                                (LIHTC Business)
                                December 31, 2002
                                 ** UNAUDITED **

                                     Assets

Cash and cash equivalents                                        $ 3,296,161
Trade account receivable                                             907,931
Restricted cash - short-term                                       3,222,186
Loan to Money Pools                                                5,892,266
Other current assets:
            Short-term notes receivable                               77,100
            Federal income tax receivable                         10,474,207
            State income tax receivable                               31,237
            Receivable from parent and affiliates                      1,350
            Receivable from other related parties                    935,587
            Other                                                     82,898
                                                               --------------
              Total other current assets                          11,602,379
                                                               --------------
            Total Current Assets                                  24,920,923
                                                               --------------
Operating property and equipment                                     399,711
Rental property                                                  192,255,218
                                                               --------------
            Total property                                       192,654,929
                                                               --------------
Accumulated depreciation - operating property                       (321,327)
Accumulated depreciation - rental property                       (41,453,131)
                                                               --------------
            Total accumulated depreciation                       (41,774,458)
                                                               --------------
            Net Fixed Assets                                     150,880,471
                                                               --------------
Net intangible assets                                              2,257,394
                                                               --------------
Restricted cash - long-term                                        5,831,068
                                                               --------------
Long-term assets
            Due from related party                                 2,488,002
            Equity and other investments                           5,433,560
            Other                                                  1,372,683
                                                               --------------
              Total long-term assets                               9,294,245
                                                               --------------
            TOTAL ASSETS                                       $ 193,184,101
                                                               ==============

Note:Effective upon the decision to seek a buyer for the LIHTC Business these assets were reclassified as being held for sale and depreciation ceased. See Alliant Energy Corporation's Current Report on Form 8-K dated November 22, 2002 for further information.

Exhibit A
File No. 70-9323
(page 2 of 3)


                           Heartland Properties, Inc.
                           Consolidated Balance Sheet
                    Including Iowa and Minnesota Investments
                                (LIHTC Business)
                               December 31, 2002
                                 ** UNAUDITED **


                      Liabilities and Shareholder's Equity

Line of credit borrowing                                       $           -
Payable to parent and affiliates                                   2,770,204
Current maturities of long-term debt                               3,476,392
Trade accounts payable                                               351,327
Accrued payroll and vacation                                         414,976
Accrued interest payable                                             966,130
Deferred revenue                                                       6,438
Other current liabilities                                          6,117,936
                                                               --------------
            Total Current Liabilities                             14,103,403
                                                               --------------
Mortgage notes payable on rental properties                      103,516,513
Long-term debt with related party                                  2,319,383
                                                               --------------
            Total long-term debt                                 105,835,896

Deferred income taxes                                              5,147,903

Other long-term liabilities                                        2,433,823
                                                               --------------
            TOTAL LIABILITIES                                    127,521,025

Minority interest                                                    123,541

Common stock                                                           1,000
Additional paid in capital                                        48,357,123
Syndication/stock issuance costs                                    (568,834)
                                                               --------------
            Total common stock                                    47,789,289
                                                               --------------
Dividends paid                                                   (14,888,731)
Cumulative earnings                                               32,638,977
                                                               --------------
            Total reinvested earnings                             17,750,246
                                                               --------------
            TOTAL STOCKHOLDERS' EQUITY                            65,539,535
                                                               --------------
            TOTAL LIABILITIES AND EQUITY                       $ 193,184,101
                                                               ==============

Note:Effective upon the decision to seek a buyer for the LIHTC Business these assets were reclassified as being held for sale and depreciation ceased. See Alliant Energy Corporation's Current Report on Form 8-K dated November 22, 2002 for further information.

Exhibit A
File No. 70-9323
(page 3 of 3)

                           Heartland Properties, Inc.
                    Including Iowa and Minnesota Investments
                                (LIHTC Business)
                               Statement of Income
                          Year Ending December 31, 2002
                                 ** UNAUDITED **

Professional services                                          $     447,571
Rental revenue                                                    19,382,678
                                                               --------------
            Net revenue                                           19,830,249
                                                               --------------
Operating expenses
            Operating expenses                                     3,909,375
            Administrative and general expenses                    8,355,987
            Depreciation and amortization                          4,787,626
            Taxes other than income                                2,170,004
                                                               --------------
              Total operating expenses                            19,222,992
                                                               --------------
Operating income                                                     607,257

Interest income (expense):
            Income                                                   685,887
            (Expense)                                             (5,122,202)
                                                               --------------
            Net interest (expense)                                (4,436,315)
                                                               --------------
Equity losses in unconsolidated entities                            (361,175)
Other income (expense)                                               293,025
                                                               --------------
            Total other income (expense)                             (68,150)
                                                               --------------
Pre-Tax Income (Loss)                                             (3,897,208)
                                                               --------------
Provision for (benefit of) income taxes:

Federal                                                           (1,663,361)
State                                                              1,228,255
Tax Credits                                                       (9,766,558)
                                                               --------------
            Total tax benefit                                    (10,201,664)
                                                               --------------
            Net Income (Loss) Before Minority Interest             6,304,456

            Minority Interest Net (Income) Loss                       (3,045)
                                                               --------------
            Net income                                         $   6,307,501
                                                               ==============

Note:Effective upon the decision to seek a buyer for the LIHTC Business these assets were reclassified as being held for sale and depreciation ceased. See Alliant Energy Corporation's Current Report on Form 8-K dated November 22, 2002 for further information.

Response to SEC request.
File No. 70-9323
Reporting period 7/1/02 through 12/31/02

Exhibit B

  4.     The amounts of investment made by HPI during the Reporting
         Period in the LIHTC properties authorized under in the SEC's order dated August 13, 1999 as amended by the Supplemental Order dated July 19, 2002 are as follows:
         7/1/99 -- 12/31/99

         Fort Madison IHA Senior Housing Limited Partnership                          $    521,436
         Wagon Wheel Limited Partnership                                                   864,756
         Fond du Lac Senior Housing Limited Partnership                                        200

         1/1/00 -- 6/30/00

         Pickerel Park Associates Limited Partnership                                      451,721
         Meadow Wood Associates of Carroll Phase II, Limited Partnership                   578,505
         Fort Madison IHA II Senior Housing Limited Partnership                            473,700

         7/1/00 -- 12/31/00

         Fond du Lac Senior Housing Limited Partnership                                    836,410
         Countryside of Clinton Associates Limited Partnership                             694,000
         Heartland Properties Equity Investment Fund I, a Wisconsin
              Limited Partnership*                                                      10,600,000
         Meadow Wood Associates of Carroll Phase II, Limited Partnership                   231,362
         Pickerel Park Associates Limited Partnership                                      209,779

         1/1/01 -- 6/30/01

         Wagon Wheel Limited Partnership                                                   201,635
         Fort Madison IHA Senior Housing Limited Partnership                               105,234
         Fort Madison IHA II Senior Housing Limited Partnership                            118,400
         Meadow Wood Associates of Carroll Phase II, Limited Partnership                   347,043
         Richland Center WHA Limited Partnership                                           289,444
         Heartland-Wisconsin Rapids Timber Trails, LLC                                   1,587,738
         Maquoketa IHA Senior Housing Limited Partnership                                  618,709

         7/1/01 -- 12/31/01

         Fond du Lac Senior Housing Limited Partnership                                     32,000
         Pickerel Park Associates Limited Partnership                                      586,500
         Countryside of Clinton Associates Limited Partnership                             277,560
         Knoxville IHA Senior Housing Limited Partnership                                  570,769
         Apollo Tax Credit Fund-XVII Limited Partnership                                   235,807
         Montello Senior Housing Limited Partnership                                        35,200
         MDI Limited Partnership #47                                                       631,617
         Heartland Properties Equity Investment Fund VII, L.L.C.**                       1,229,400
                                                                                   ----------------
                  Carried forward                                                     $ 22,328,925
                                                                                   ----------------


Response to SEC request.
File No. 70-9323
Reporting period 7/1/02 through 12/31/02


                    Brought forward                                                   $ 22,328,925


         1/1/02 -- 6/30/02

         Pickerel Park Associates Limited Partnership                                       75,000
         Countryside of Clinton Associates Limited Partnership                             416,340
         Richland Center WHA Limited Partnership                                            72,360
         Apollo Tax Credit Fund-XVII Limited Partnership                                 2,010,775
         MDI Limited Partnership #47                                                       934,840
         Apollo Tax Credit Fund-XIX Limited Partnership                                  2,771,011
         Decorah Woolen Mill Limited Partnership                                               200
         Keokuk Senior Housing Limited Partnership                                         580,575
         Carroll IHA Senior Housing Limited Partnership                                    578,375
         Historic Park Street Senior Development Limited Partnership                       346,292

         7/1/02 -- 12/31/02

         Historic Park Street Senior Development Limited Partnership                       134,808
         VFH,LLLP                                                                           77,500
         Yahara River Apartments Limited Partnership                                           200
         Apollo Tax Credit Fund-XVII Limited Partnership                                   195,818
         MDI Limited Partnership #47                                                     1,303,653
         Van Allen, LP                                                                     675,875
                                                                                   ----------------

                                                                                       $32,502,547
                                                                                  =================

Notes to Exhibit B:

*Amounts invested in Heartland Properties Equity Investment Fund I were invested pursuant to Alliant Energy Corporation et al., Holding Company Act Release No. 27198 (July 10, 2000) (supplemental order).

** Amounts invested in Heartland Properties Equity Investment Fund VII, LLC were invested in an entity owned in part prior to the three-way merger creating Alliant Energy Energy Corporation.

The cumulative amount of investment made by HPI in the LIHTC properties authorized in the SEC's Order dated August 13, 1999 as amended by the Supplemental Order dated dated July 19, 2002 is $32,502,447 leaving a balance available for investment of $92,497,553.

On November 22, 2002 Alliant Energy Corporation (Heartland Properties' ultimate parent) reported on a Current Report on Form 8-K that as part of Alliant Energy's effort to narrow the number of business platforms and focus on core, utility-related businesses it would pursue the sale of, or other exit strategies for a number of non-regulated businesses, including the affordable housing business conducted by Heartland Properties. As a result, remaining investments are limited to those having commitments outstanding prior to this date.